Contact

www.linkedin.com/in/
aimeechristensen (LinkedIn)
www.christensenglobal.com
(Company)

Top Skills

Sustainability

Climate Change

Environmental Awareness

Languages

Spanish (Limited Working)

Portuguese (Limited Working)

Aimée Christensen

Climate Leader, Builder & Curator | CEO | Hillary Laureate | Strategist & entrepreneur driving change for collective wellbeing | Impact Adviser | Board Member | Climate & Sustainable Development Innovator

Sun Valley, Idaho, United States

Summary

As Founder and CEO of Christensen Global, Aimée Christensen is accelerating solutions for a resilient world. She has thirty years of climate impact track record in policy, law, philanthropy and business including with Google, The World Bank, Baker & McKenzie, and U.S. Department of Energy. At Christensen Global, she advises corporations, governments, philanthropists and organizations worldwide, including the United Nations, where she served as Special Adviser to the Secretary General's High-level Group on Sustainable Energy for All, the Clinton Global Initiative, where she helped build the energy and climate agenda, Virgin where she helped guide the development of several of Sir Richard Branson's major initiatives including The Elders, The B Team, and the Carbon War Room. She has advised leaders at Duke Energy, FEMSA, Global Ocean Commission, Microsoft, Ogilvy, Rockefeller Brothers Fund, Swiss Re, and The Russell Family Foundation. As "Climate Maven" at Google, she shaped the company's early climate change initiatives including a commitment to carbon neutrality, launching ReChargeIT, Google.org's first climate project which accelerated the electrification of transportation, and successfully lobbying for California's AB32 (the Global Warming Solutions Act). At Department of Energy, she drafted and negotiated the first bilateral and regional climate change agreements (U.S. – Costa Rica, et al., 1994-1998). While in law school she wrote and gained adoption of the first university endowment investment policy on climate change (Stanford University, 1999). In 2009 she moved home to Sun Valley, Idaho where she founded the Sun Valley Institute for Resilience in 2015 to protect regional quality of life and to serve as a resource to others, convening the Sun Valley Forum to catalyze action globally. She serves on the boards of Confluence Philanthropy, Food + Planet, National Forest Foundation, Julie Ann Wrigley Global Institute on Sustainability at Arizona State University, and the Andrus Center

for Public Policy at Boise State University. Aimée is a 2020 Idaho Business Review Woman of the Year, 2017 Idaho Women in Leadership & Zions Bank laureate, the 2011 Hillary Institute (NZ) laureate and a 2010 Aspen Institute Catto Fellow. She has a BA from Smith College and JD from Stanford Law School.

Specialties: Climate finance, strategic initiative development, business operations, founder growth strategy, philanthropic and investment impact, stakeholder engagement, policy and communications.

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Experience

Christensen Global
Founder & CEO
June 2005 - Present (19 years 7 months)
Sun Valley, Idaho, United States

CGS develops solutions for a resilient world by providing strategic counsel to entrepreneurs, innovators and leaders across business, philanthropy, government and multilateral institutions to maximize impact including for specific transactions, business development, partnerships and outreach and communications. CGS clients have included The B Team, Clinton Global Initiative, Duke Energy, Earth Day Network, The Elders, Global Green USA, Global Ocean Commission, Microsoft, Ogilvy, Rockefeller Brothers Fund, Swiss Re, The Russell Family Foundation, United Nations' Sustainable Energy for All, the United Nations Development Programme, US Department of Energy and Virgin Unite. Christensen's depth and breadth of expertise is informed by three decades of experience in policy, law, philanthropy and business including with Google, the World Bank, Baker & McKenzie, and the U.S. Department of Energy and her advisory clients.

Milken Institute
Senior Adviser
August 2024 - Present (5 months)

Advising the Milken Institute to advance climate finance globally, in key national markets, and domestically within the U.S., including on resilient infrastructure, decarbonization and nature.

riskthinking.AI
Advisory Board Member

December 2021 - Present (3 years 1 month)

At a time when climate risk is becoming an urgent matter for asset owners and managers as well as government officials, risk expert and founder of Algorithmics, Dr. Ron Dembo, has founded RiskThinking.AI, a climate risk data, software and ratings provider that helps "regulators, governments, financial institutions, asset managers and large corporations worldwide identify, evaluate and stress-test the potential financial impacts of climate change on industries, economies, portfolios and assets." As a member of the firm's Advisory Board, I support the company's growing toolset to address both physical climate risks and transition shifts, thereby informing better decisions and sparking accelerated climate-smart action.

National Forest Foundation
Board Member
January 2016 - Present (9 years)

Chartered by Congress, the National Forest Foundation was created with a simple mission: bring people together to restore and enhance our National Forests and Grasslands.

World Climate Foundation
Senior Adviser
September 2021 - Present (3 years 4 months)

The World Climate Foundation's mission is "to facilitate the transition to a clean and net-zero economy through cross-sector dialogue, inspirational partnerships and investments in sustainable solutions. Our vision is a decade from 2020 to 2030 where climate and sustainability commitments are transformed via actions into impact that align with the required outcomes of the Paris Agreement on Climate Change and the Sustainable Development Goals." Commitments transform into action thanks to the convening power of the World Climate Foundation (WCF) by gathering business and investment leaders to announce and progress climate solutions. Each year, WCF hosts The World Climate Summit-Investment COP on the weekend between weeks one and two of the climate talks, accelerating business and investor action on climate. Aimée Christensen was the founding program chair of the WCS ten years ago (at COP16, 2010, Cancun) and continues as a Senior Adviser, serving as emcee of the Climate Investment Summit (Copenhagen, September 2021) and shaping an inspiring discussion as moderator of the opening plenary of the COP26 World Climate Summit, "Progress Towards Net-Zero - Challenges, Opportunities & Achievements," setting the tone for an action-focused conference. In addition, recognizing the critical role of biodiversity in the climate fight, at COP26 WCF hosted the inaugural World Biodiversity Summit, convening leaders from the public and private sectors to accelerate the investment in nature-based solutions and the building of partnerships and investments to restore our ecosystems.

Hempitecture
4 years

Board Member
October 2021 - Present (3 years 3 months)

Hempitecture's mission is "to build a better world by creating healthy, energy efficient habitats. We believe buildings should contribute to our health, not take away from it. They should help us live happier lives, while also doing no harm to our planet. Hempitecture is a Public-Benefit Corporation with a purpose to create healthy, energy efficient habitats that positively impact inhabitants as well as environment through capturing Carbon Dioxide. Not only that, our materials are non-toxic, meaning you can feel good about what's inside your home." Hempitecture's inaugural manufacturing facility for its HempWool insulation product is being built in Jerome, Idaho.

Member, Advisory Board
January 2021 - Present (4 years)
Ketchum, Idaho, United States

Hempitecture's mission is to build a better world by creating healthy, energy efficient habitats. We believe buildings should contribute to our health, not take away from it. They should help us live happier lives, while also doing no harm to our planet. Hempitecture is a Public-Benefit Corporation with a purpose to create healthy, energy efficient habitats that positively impact inhabitants as well as environment through capturing Carbon Dioxide. Not only that, our materials are non-toxic, meaning you can feel good about what's inside your home.

Aleph Farms
Advisor
April 2020 - Present (4 years 9 months)

Aleph Farms is a cellular agriculture company that enhances sustainability, food security and animal welfare by diversifying the supply and decentralizing the production of quality animal proteins and fats as a complement to sustainable methods of conventional animal agriculture. I've had the pleasure of serving on the Sustainability Advisory Board and advising on the company's net zero growth strategy. This GreenBiz article provides insights into that process and what is needed to support climate tech startups to be net zero from inception. https://www.greenbiz.com/article/why-climate-tech-startups-need-new-carbon-reporting-framework

Sun Valley Institute
9 years 9 months

Founder and Emerita Board Member
April 2015 - Present (9 years 9 months)

Founder & Board Member
January 2021 - October 2021 (10 months)
Sun Valley, Idaho, United States

I am honored to have welcomed new Board Co-Chairs who are taking on the leadership of the Sun Valley Institute for Resilience (SVIR) along with the Executive Director. The most gratifying thing for a founder is to see a legacy of impact and ongoing evolution of the organization to grow and succeed. I will continue to serve on the board until the end of my second term in October 2021. SVIR is a catalyst for lasting quality of place, advancing economic, ecological and social resilience by pioneering transformative solutions from our home in central Idaho. We build resilience by connecting capital to community needs, fostering collaboration, raising awareness and serving as a catalyst for change. SVIR envisions a resilient, sustainable, healthy and inclusive community. One that shares values and experiences and honors diversity of culture and heritage. From our beginning we have sought strategic levers to drive system-wide change. Leveraging our work through the Local Food Alliance, our Food & Farm program, we are currently focused on food and agriculture as a keystone to building community resilience.

Founder & Board Chair
June 2020 - January 2021 (8 months)
Sun Valley, Idaho, United States

Five years after founding the Sun Valley Institute, I am so pleased to welcome our Executive Director to take the organization forward with strength for its next phase! As Board Chair, I continued to support the organization's vital resilience building work. Five years ago, a combination of local and global threats matched by a vision of opportunity, led to the founding of the Sun Valley Institute. In the wake of the 2013 Beaver Creek Fire, widespread droughts, snowfall changes, high food prices and significant power outages due to our location at the edge of the grid, Sun Valley leaders founded SVI as a center for resilience, to turn our risks into opportunity. Over those five years, SVI has advanced resilience by convening the community to identify their greatest risks and opportunities, by developing specific projects to advance together, and by building programs to transform regional food and energy systems, two critical sectors for community resilience. This history of advancing resilience allows SVI to mobilize resources in the face of the current COVID-19 pandemic and is dedicated to supporting our whole community and we are working to connect resources to the people who need them. Please reach out by email or through our social media with any community needs that you are seeing. For more information, please visit: www.sunvalleyinstitute.org and follow the institute also on Twitter @SunValleyInst and Instagram at @SunValleyInstitute and Facebook at facebook.com/sunvalleyinstitute

Founder and Executive Director
April 2015 - June 2020 (5 years 3 months)
Ketchum, Idaho

The Sun Valley Institute advances resilience through public education, policy leadership and investment to ensure economic prosperity, environmental protection and human well-being in its home community of Idaho's Wood River Valley and beyond. The Institute accomplishes this through strategic investments and by serving as a resource for communities around the world. The Institute maximizes its impact through collaboration with local organizations as well as leading national and global institutions, including at its annual Sun Valley Forum.

Why Resilience? With globalization increasing economic interdependence and with growing threats from environmental disruptions, resilience is rightly receiving attention from cities, corporations and nations. The Wood River Valley is a microcosm of global resilience concerns, with threats from forest fires, earthquakes, water scarcity, and erratic weather including changes in snowfall. These threats are made more acute by geographic isolation, with energy insecurity, dependence on imported food, high transportation costs, and reliance on a single sector—tourism and recreation—for a large portion of its economy.

In all of its initiatives across public education, policy leadership and investment, the Institute serves as a supporting organization to existing efforts in the Valley, expanding resilience initiatives by governments, nonprofits and businesses. For governments, the Institute brings in best practices from other communities and innovates new ones; for nonprofits, the Institute showcases successful contributions to local resilience efforts, thereby attracting further resources; and for businesses, the Institute sets up investment vehicles to finance needed infrastructure and innovation. Across each of these sectors, the Institute builds case studies to demonstrate impact and help to transfer successful programs and learnings to other communities facing similar challenges and opportunities.

ASU Julie Ann Wrigley Global Futures Laboratory
Board Member, Global Institute of Sustainability and Innovation
February 2015 - Present (9 years 11 months)
Tempe, Arizona, United States

The Global Institute of Sustainability and Innovation at the Global Futures Laboratory of Arizona State University is focused on "solutions, engagement, education, research and implementation that enables better lives." The merger of the Global Institute of Sustainability and the Institute for the Future of Innovation in Society brings an unprecedented unification of expertise and facilities dedicated to solve problems and sustain the integrity of our planet and its life-supporting systems. https://sustainability-innovation.asu.edu/

Confluence Philanthropy
Board Member
October 2021 - November 2024 (3 years 2 months)

Confluence Philanthropy is a nonprofit founded by longtime impact capital leader Dana Lanza with the mission "to transform the practice of investing by aligning capital with our community's values of sustainability, equity, and justice. We support and catalyze a membership network of over 260 private, public, and community foundations, family offices, individual donors, and their values-aligned investment advisors. Together, our members represent more than $75 billion in philanthropic assets under management and over $4 trillion in combined managed capital." I've been a longstanding member of Confluence: I served as a founding Steering Committee member for its Climate Solutions Collaborative and as a moderator of conference sessions advancing investment for place, climate and resilience.

ByFusion
Member, Advisory Board
June 2020 - August 2021 (1 year 3 months)

OUR MISSION
Protect the environment by enabling the recycling industry to recycle the unrecyclable.

OUR STORY

When we revived ByFusion in 2015, we did it because we believe Earth is our most valuable resource. We saw plastic was on the verge of becoming one of Earth's most devastating environmental threats.

Plastic wasn't invented to be thrown away. Plastic is strong, flexible, and built to last. So, it did…and it does. Which is why plastic isn't the problem. The problem is that we didn't have a good plan for its future. So now it is packed into landfills, burned at the edges of towns sending toxic smoke into the air, and there are continents of it floating at sea killing precious wildlife. Enough is enough.

After years of development getting an abandoned, rusted out, failed proof of concept ready for industrial mass production, our patented Blocker systems consistently converts all types of plastic waste into a quality, advanced building material called ByBlock® that enables communities, corporations, and governments to realize a cleaner world while cleaning up the Planet, creating jobs, improving infrastructure, and revitalizing neighborhoods everywhere.

Alpha Solar Group
Co-Founder
April 2015 - December 2020 (5 years 9 months)
Washington, DC

Alpha Solar Group is a woman owned and operated solar development company offering solar consulting, lead generation and turnkey solar development services. Alpha Solar Group's team has over twenty combined years of renewable energy development and finance experience. Our expertise lies in working with clients on solar projects to maximize incentives and financial return, design high efficiency projects, and make solar affordable and accessible. We have successfully developed 20MW of renewable energy projects including solar PV and solar thermal technologies, mobilized investments over $50 million, and directly own solar assets in DC, OR and CA. ASG is currently working in partnership with GRID Alternatives, MidAtlantic, to help distribute no cost solar to income qualified candidates. We are also providing business development and solar development services to Ameresco, New Columbia Solar, and Sustainable Energy Systems. Alpha Solar Group is committed to mentoring and training individuals for service in the solar industry, especially women and minorities. Please enjoy this video where my Co-Founder, Shelley Cohen, highlights solar as a great career path for women! https://gridalternatives.org/regions/midatlantic/news/we-build-creating-inclusive-solar-industry

United Nations
Special Adviser to the Secretary General's High Level Group on Sustainable Energy For All
January 2012 - January 2013 (1 year 1 month)
New York, NY

Advising members of the UN Secretary General's High Level Group in overall efforts and individual projects and collaborative initiatives in support of the Sustainable Energy For All objectives to: double the rate of energy efficiency improvements, double the share of renewable energy in the global energy mix, and to bring energy access to all.

Hillary Institute of International Leadership
Hillary Laureate
April 2011 - April 2012 (1 year 1 month)

World Climate Foundation
Partner and Program Chair
2010 - December 2011 (1 year)

Founding Program Curator for the World Climate Summit 2010 and 2011 including identifying priority topics, recruiting speakers, serving as Master of Ceremonies, and guiding the discussions and networking toward concrete collaborations and projects.

Global Observatory
CEO
2009 - 2010 (1 year)

Developed a climate change communications agency from inception to implementation at the UN climate talks at COP15 in Copenhagen Denmark with the goal of informing the public what was occurring and why it was important. Oversaw development of news reporting via blog and video, wrote my own blogs, taped daily video updates, serving as a source to the inside activities and why they matter.

American Council On Renewable Energy (ACORE)
Board Member
2008 - 2010 (2 years)

Clinton Global Initiative
4 years

Deputy Chair and Advisor, Energy and Climate Change

June 2005 - December 2009 (4 years 7 months)

As founding Deputy Chair for Energy and Climate Change (2005-2007), collaborated with the Chair to shape the CGI Annual Meeting climate and energy agenda, programmatic focus, speakers and panels, and concrete commitments to action. Also guided the original carbon neutral strategy for the CGI Annual Meeting, including by sourcing offsets providing co-benefits for economic development and equity, from Native America to Africa, working with Baker & McKenzie, Native Energy and Solar Electric Light Fund, among others. Subsequently served as Adviser for climate and energy agenda.

Deputy Chair, Climate Change and Energy
2005 - 2007 (2 years)

Supported development of the CGI climate and energy track agenda and curated commitments by CGI members on climate and energy.

Cleantech and Green Business for Obama
National Co-Chair
2008 - 2008 (less than a year)

Organized the cleantech and green business community in support of the election of Barack Obama. Advised on communications and community engagement, spoke at CT4O events, and raised funds.

Google.org
Climate Maven
March 2006 - July 2007 (1 year 5 months)

For new philanthropic arm of Google Inc., developed early climate and energy strategy for philanthropy and investments; recruited initial team. Oversaw first initiatives and research related to strategic climate philanthropy, China, transportation and grid modernization, and policy strategy including lobbying for The California Global Warming Solutions Act (AB 32). Provided corporate "Green Team" with guidance on climate change and broader environmental strategy and policy and stakeholder engagement.

The World Bank
Consultant
January 2005 - June 2005 (6 months)
Washington, District of Columbia, United States

Provided legal advice to the Carbon Finance Business of The World Bank; prepared greenhouse gas emission reduction purchase agreements for projects in the energy, industrial, and forestry sectors; advised client on legal and policy issues involved in the creation and implementation of multi-participant carbon funds; and provided general advice related to implementation of the Kyoto Protocol, its Marrakesh Accords, and related subsidiary bodies.

Environment2004
Executive Director
September 2003 - January 2005 (1 year 5 months)

Directed start-up non-profit political organization to inform the public of the health and environmental issues at stake in the 2004 elections. Grew organization from ground up to management of staff of five employees, over one dozen consultants, a 40-person advisory council, over 100 volunteers, and over 7000 members nationwide. Guided and managed targeted campaign strategy development and implementation, and served as primary spokesperson for organization in national and local broadcast and print media. Guided development of campaign messages with pollsters and strategists for press events, paid media, and voter materials (mail, phone, and canvass). Authored marketing materials and provided editorial oversight to all public and member communications. Represented organization at meetings of America Votes, a coalition of over 30 organizations, to share strategies and complement efforts.

Baker & McKenzie
Associate
June 2001 - September 2003 (2 years 4 months)

Specialized in domestic and international environmental law including global climate change, energy, and corporate social responsibility, as well as government affairs and international trade. Advised clients on early stage energy and industrial greenhouse gas emission reduction projects, drafted emission reduction purchase contracts, and drafted memoranda regarding corporate implications of global climate change treaty negotiations and U.S. federal and state legislative developments. Drafted legal memoranda analyzing environmental legal issues related to corporate transactions, drafted environmental indemnities and warranties for acquisitions and dispositions.

International Centre for Trade & Sustainable Development
Consultant
1998 - 1999 (1 year)

Organized World Trade Organization-ICTSD capacity-building workshop for South American officials and non-governmental representatives on trade and environmental matters; wrote article on how the environment could be addressed by negotiations of the Free Trade Area of the Americas; and served as liaison between environmental groups and high level U.S. officials during Second WTO Trade Ministerial and 50th Anniversary of the GATT.

U.S. Department of Energy
4 years 1 month

Special Assistant to the Secretary
August 1996 - January 1998 (1 year 6 months)

Coordinated energy policy on Latin America and advised Secretaries Federico Peña and Hazel O#Leary. Conducted and drafted Secretarial briefings on bilateral and multilateral energy issues; drafted Secretarial correspondence and talking points in Spanish and English. Drafted and negotiated energy and climate change agreements with Costa Rica, Venezuela, Brazil, and Argentina. Organized Secretarial participation in Presidential visits to Latin America. Established and participated in Hemispheric Energy Steering Committee addressing barriers to new technologies such as renewable energy, private investment, environmental protection, rural electrification, and cooperation on greenhouse gas emission reduction activities. Departmental representative to 1996 Hemispheric Summit on Sustainable Development. Received Secretary#s Gold Award.

Policy Analyst, Ofc. of Int'l Energy Policy
January 1994 - August 1996 (2 years 8 months)

Developed policy recommendations on Latin American energy issues. Worked with non-governmental organizations and businesses on hemispheric energy action plan signed by heads of state at 1994 Summit of the Americas. Drafted and negotiated climate change agreements with Bolivia, Chile, and Central America. Received Award for Special Act or Service.

The White House
Intern for International Issues
1993 - 1994 (1 year)

Wrote briefing memoranda for Office Director, Vice President Gore, and President Clinton on Latin American development, multilateral development banks, climate change, biodiversity, Haiti, and NAFTA.

Education

Stanford Law School

JD, Law · (September 1998 - May 2001)

Smith College

B.A., Latin American Studies/Anthropology · (September 1987 - May 1991)

Sun Valley Community School

High School Diploma · (1983 - 1987)

Marin Country Day School

 · (1979 - 1983)